UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              TEXHOMA ENERGY, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    882898208
                                 (CUSIP Number)

                           Franciscus Adrianus Jacobs
                             401-1050 Burrard Street
                           Vancouver, British Columbia
                                  Canada V6Z2S3
                            Telephone: (604) 629-8601

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 24, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |     Names  of  Reporting  Persons.
          I.R.S.  Identification  Nos.  of  above  persons  (entities  only).

          Franciscus Adrianus Jacobs

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| 2 |     Check  the  Appropriate  Box  if  a  Member  of  a  Group
                                                                          (a)[ ]
                                                                          (b)[ ]

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| 3 |     SEC  Use  Only

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| 4 |     Source  of  Funds
          PF

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| 5 |     Check  if  Disclosure  of Legal Proceedings Is Required Pursuant to
          Items  2(d)  or  2(e)                                              [ ]

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| 6 |     Citizenship  or  Place  of  Organization
          The  Netherlands

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                          | 7 |  Sole  Voting  Power
Number  of                          7,500,000
Shares  Bene-             ------------------------------------------------------
ficially                  | 8 |  Shares  Voting  Power
Owned  by  Each                     N/A
Reporting                 ------------------------------------------------------
Person  With              | 9 |  Sole  Dispositive  Power
                                    7,500,000
--------------------------------------------------------------------------------

                          | 10 | Shared  Dispositive  Power
                                    N/A

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| 11 |     Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person
                                 7,500,000

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| 12 |     Check  if  the Aggregate Amount in Row (11) Excludes Certain Shares
                                    N/A

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| 13 |     Percent  of  Class  Represented  by  Amount  in  Row  (11)
                                   6.4%

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| 14 |     Type  of  Reporting  Person
                                   IN

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

ITEM  1.  SECURITY  AND  ISSUER

This Schedule 13D relates to the Common Stock of Texhoma Energy, Inc. (the "Company"). The principal executive offices of the Company are located at 2200 Post Oak Blvd. Suite 340, Houston, Texas 77056.

ITEM  2.  IDENTITY  AND  BACKGROUND

(a)-(c) This Statement on Schedule 13D is being filed by Franciscus Adrianus Jacobs. Mr. Jacobs' business address is 2200 Post Oak Blvd. Suite 340, Houston, Texas 77056. Mr. Jacobs is the Chief Executive Officer and Director of the Company.

(d)-(e) During the last five years, Mr. Jacobs: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr.  Jacobs  is  a  citizen  of  The  Netherlands.

ITEM  3.  SOURCE  OF  AMOUNT  OF  FUNDS  OR  OTHER  COMPENSATION

On March 24, 2006, Mr. Jacobs subscribed for 7,500,000 shares of the Company's common stock at $0.04 per share, for aggregate consideration of $300,000, which amount was paid from his personal funds, which funds were immediately used by the Company as a portion of the consideration paid by the Company for the purchase of certain oil and gas interests from Kilrush Petroleum, Inc., in Allen Parish, Louisiana and Calcasieu Parish, Louisiana. As described in greater detail in the Company's Report on Form 8-K, filed with the Commission on April 4, 2006.

ITEM  4.  PURPOSE  OF  TRANSACTION

Mr. Jacobs acquired the securities for investment purposes. Depending on general market and economic conditions affecting the Company and other relevant factors, Mr. Jacobs may purchase additional securities of the Company or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr. Jacobs also acquired the securities of the Company in a transaction which may relate to or result 131240298in131240298JSGJohn
S.Gillies131240298648272926Please verify which transactions you may or may not intend to affect.:

     (a) the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

     (b)  a  reorganization  involving  the  Company;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) a material change in the present capitalization or dividend policy of the Company;

     (f) other material changes in the Company's business or corporate structure;

     (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

Mr.  Jacobs  does  not have any plans or proposals which relate to or result in:

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) any action similar to any of those enumerated in (h) through (i), above.


ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER

     (a) Franciscus Adrianus Jacobs beneficially owns 7,500,000 shares, or 6.4% of common stock of the Company, based on 116,312,252 shares of common stock issued and outstanding as of date Mr. Jacobs acquired his shares.

     (b) Mr. Jacobs has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of all 7,500,000 of the shares beneficially owned by Mr. Jacobs.

     (c) Mr. Jacobs acquired the common stock as a result of the transactions discussed in Item 3, above.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Jacobs.

     (e)  N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None.

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS

     Exhibit 10.1(1) Fransiscus Adrianus Jacobs Subscription Agreement


(1) Filed as Exhibit 10.13 to the Company's Report on Form 8-K filed with the Commission on April 4, 2006, and incorporated herein by reference.

Signature
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April  13,  2006

By:  /s/  Franciscus  Adrianus  Jacobs
    ----------------------------------
     Franciscus  Adrianus  Jacobs

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